Exhibit 12.1

AmerisourceBergen Corporation

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended September 30,					Nine Months Ended June 30,
(in thousands, except ratios)	2006	2007	2008	2009	2010	2011
Determination of earnings:
Income from continuing operations before income taxes	$684,807	$753,489	$761,338	$824,074	$1,027,769	$904,116
Add:
(Income) loss on equity investments	(1,837)	779	—	1,109	700	587
Fixed charges (excluding capitalized interest)	76,510	87,024	85,278	72,915	84,059	64,793
Amortization of capitalized interest	271	820	1,014	1,024	1,098	895

Total earnings available for fixed charges	$759,751	$842,112	$847,630	$899,122	$1,113,626	$970,391

Fixed charges:
Interest expense	$65,874	$75,706	$75,153	$63,502	$74,805	$58,717
Capitalized interest	2,176	49	748	2,984	6,618	3,143
Estimated interest portion of rent expense	10,636	11,318	10,125	9,413	9,254	6,076

Total fixed charges	$78,686	$87,073	$86,026	$75,899	$90,677	$67,936

Ratio of earnings to fixed charges	9.7	9.7	9.9	11.8	12.3	14.3